SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002


03021919

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers:
Philip Morris Companies Inc. 1-8940
Kraft Foods Inc. 1-16483

Kraft Foods Thrift Plan

(Full title of the plan)

ALTRIA GROUP, INC.

120 Park Avenue
New York, New York 10017

KRAFT FOODS INC.

Three Lakes Drive
Northfield, Illinois 60093

(Name of issuers of the securities held pursuant to the plan and addresses of their principal executive offices.)

KRAFT FOODS THRIFT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To: The Compensation and Governance Committee of Kraft Foods Inc., the Management Committee for Employee Benefits of Kraft Foods North America, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Kraft Foods Thrift Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Kraft Foods Thrift Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
May 23, 2003

KRAFT FOODS THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
at December 31, 2002 and 2001
(in thousands of dollars)

	2002	2001
ASSETS:		
Allocated share of Trust net assets	$ 2,739,567	$ 2,992,463
Total assets	2,739,567	2,992,463
LIABILITIES:		
General and administrative expenses payable	267	320
Total liabilities	267	320
NET ASSETS	$ 2,739,300	$ 2,992,143

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
for the years ended December 31, 2002 and 2001
(in thousands of dollars)

	2002	2001
ADDITIONS:		
Employer contributions	$ 39,327	$ 37,278
Employee contributions	108,492	103,800
Allocated share of Trust investment activities	(175,140)	(62,438)
Total additions	(27,321)	78,640
DEDUCTIONS:		
Distributions and withdrawals	(221,592)	(156,398)
General and administrative expenses	(3,930)	(2,984)
Total deductions	(225,522)	(159,382)
Transfer from Balance Bar Company 401(k) Plan	-	1,397
Net deductions	(252,843)	(79,345)
NET ASSETS:		
Beginning of year	2,992,143	3,071,488
End of year	$ 2,739,300	$ 2,992,143

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

The Kraft Foods Thrift Plan (the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in a matching contribution by Kraft Foods North America, Inc. ("Kraft Foods") by making such investment. Kraft Foods is a wholly-owned subsidiary of Kraft Foods Inc., which, in turn, is a subsidiary of Altria Group, Inc. (formerly Philip Morris Companies Inc.).

Eligible non-union salaried and hourly employees of Kraft Foods are immediately eligible to make tax-deferred and/or after-tax contributions to the Plan. After completing one year of service, eligible employees who make tax-deferred and/or after-tax contributions are eligible to receive matching contributions from Kraft Foods (the "Kraft Foods Matching Contributions") (see Note 3). The provisions of the Plan are detailed in the official Plan document that legally governs the operation of the Plan.

Effective December 15, 2001, the Plan was amended to add an employee stock ownership plan ("ESOP") feature. The ESOP feature permits each participant who has an investment in the Altria Stock Fund (formerly the Philip Morris Stock Fund) to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the common stock of Altria Group, Inc. ("Altria Common Stock"), to receive the dividend payable with respect to the shares of Altria Common Stock allocated to his or her Plan Accounts (see Note 4) in cash, or have the dividend reinvested in additional shares of Altria Common Stock; and permits each participant who has an investment in the Kraft Stock Fund to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of the Class A common stock of Kraft Foods Inc. ("Kraft Common Stock"), to receive the dividend payable with respect to the shares of Kraft Common Stock allocated to his or her Plan Accounts in cash, or have the dividend reinvested in additional shares of Kraft Common Stock.

The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Compensation and Governance Committee of the Kraft Foods Inc. Board of Directors (the "Investment Committee") is responsible for the selection of the investment options set forth below in which participants elect to invest their Plan Accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (the "Trust") for which Deutsche Bank Trust Company Americas (formerly Bankers Trust Company and hereinafter the "Trustee") serves as the trustee (see Note 7).

Participants have the option of investing their Plan Accounts in one percent increments in the following nine funds. The Kraft Stock Fund was first offered as an investment option on November 1, 2001.

EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a capitalization weighted basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks (S&P 500).

INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee, at the direction of the investment manager, with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest, and of pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

U.S. GOVERNMENT OBLIGATIONS FUND (formerly known as the GOVERNMENT SECURITIES FUND) - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies and fully insured bank deposits. The average maturity of the U.S. Government securities in the U.S. Government Obligations Fund is approximately five years.

ALTRIA STOCK FUND - This fund is invested primarily in Altria Common Stock.

KRAFT STOCK FUND - This fund is invested primarily in Kraft Common Stock.

INTERNATIONAL EQUITY FUND - This fund is invested primarily in an index fund of stocks of the foreign companies that make up the Morgan Stanley Capital International Europe, Australia and Far East (EAFE) index.

BALANCED FUND - This fund is invested primarily in a diversified mix of domestic and international stocks, U.S. and international investment grade bonds, and investment grade money market funds. In general, the assets of the Balanced Fund may be invested according to the following mix: 40 percent to 70 percent in stocks, 20 percent to 55 percent in bonds and zero percent to 25 percent in money market instruments.

GROWTH EQUITY FUND - This fund is invested primarily in stocks of domestic and international companies, with market capitalizations between $1 billion and $6 billion, considered to have better-than-average prospects for long-term growth.

EURO EQUITY FUND - This fund is invested primarily in an index fund of stocks of companies based in the European Monetary Union (EMU) member countries that have adopted the euro as their common currency.

Each of the foregoing funds may also hold a portion of its assets in short-term temporary investments pending long-term investment and for liquidity purposes. None of the foregoing funds guarantees a return to the participant. Participants normally can change their investment elections on any business day (see Note 4).

Each participant may vote all the shares of Altria Common Stock held in his or her Plan Accounts and invested in the Altria Stock Fund and may vote all the shares of Kraft Common Stock held in his or her Plan Accounts and invested in the Kraft Stock Fund. The Trustee will vote full and fractional shares of Altria Common Stock and Kraft Common Stock in accordance with each individual participant's instructions. The Trustee votes those shares of Altria Common Stock and Kraft Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

At December 31, 2002 and 2001, there were 30,689 and 30,173 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31,	
	2002	2001
Equity Index Fund	15,779	17,764
Interest Income Fund	15,644	14,638
U.S. Government Obligations Fund	8,108	6,160
Altria Stock Fund	21,531	21,545
Kraft Stock Fund	9,412	2,656
International Equity Fund	6,903	7,369
Balanced Fund	8,776	9,485
Growth Equity Fund	12,570	13,714
Euro Equity Fund	2,432	2,152

Each participant is at all times fully vested in the balance held in his or her Tax-Deferred Contributions, After-Tax Contributions, Rollover, QVEC and Prior Plan Accounts (see Note 4). Each participant is at all times fully vested in his or her share of any dividends paid on and after December 15, 2001 with respect to that portion of his or her Plan Accounts (including the Kraft Foods Match Account) that is invested in the Altria Stock Fund and/or the Kraft Stock Fund. A participant shall be fully vested in the remaining balance in his or her Kraft Foods Match Account upon attainment of age 55; permanent and total disability or death while employed by Kraft Foods, Altria Group, Inc., or any of their affiliates; upon a change in control of Altria Group, Inc. (see Note 3); upon a termination of the Plan (see Note 10); or upon the occurrence of a specified plant closing or a divestiture. Otherwise, a participant who is employed by Kraft Foods, Altria Group, Inc., or any of their affiliates shall become vested in the remaining portion of his or her Kraft Foods Match Account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Valuation of Trust Investments:

Investments in common trust funds are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common trust funds.

Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgage-backed and asset-backed securities and other investments at December 31, 2002 and 2001 were $811,149,615 and $708,084,012, respectively. The average yield of the Interest Income Fund for the years ended December 31, 2002 and 2001 was approximately six percent and seven percent, respectively. The crediting interest rate of the Interest Income Fund at December 31, 2002 and 2001 was approximately six percent. The crediting interest rate for the investment contracts is either agreed-to in advance with the contract issuer or varies based on an agreed-to formula, but cannot be less than zero. The crediting interest rate for the pools of mortgage-backed and asset-backed securities and other investments is reset periodically by the contract issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero.

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices. Equity securities, including Altria Common Stock and Kraft Common Stock, which represent approximately 33% and 5%, respectively, of the total Trust investments at December 31, 2002; and 37% and 1%, respectively, of the total Trust investments at December 31, 2001, are subject to significant market fluctuations.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

3. Contributions:

No contribution is required from any eligible employee under the Plan. Eligible employees may make contributions on a tax-deferred basis, an after-tax basis, or in a combination of the two. Most participants (with the exception of highly compensated employees who are subject to a lower percentage) may not make tax-deferred and after-tax contributions in excess of 16 percent of the participant's compensation. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2002 and 2001, a participant's tax-deferred contribution was limited to $11,000 and $10,500, respectively.

Each year, Kraft Foods Matching Contributions are based on the amount of each participant's tax-deferred and after-tax contributions, up to a maximum of six percent of a participant's compensation ("Match-Eligible Contributions"). The Kraft Foods Matching Contributions percentage has been fixed at 60 percent (75 percent for Plan years beginning January 1, 2003) of each participant's Match-Eligible Contributions for a Plan year. However, due to limitations under the Code, certain amounts for highly compensated employees are not contributed to the Trust but are instead recorded as liabilities of Kraft Foods.

Participants' contributions are recorded in the period in which they are withheld by Kraft Foods. Kraft Foods Matching Contributions are recorded in the same period that participants' contributions are recorded.

Kraft Foods Matching Contributions and participant contributions are made solely to the profit-sharing portion of the fund and are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Altria Group, Inc., for Kraft Foods Matching Contributions for the year in which the Change of Control occurs and for two years thereafter (the "Control Period") equal to the greater of (a) the average of Kraft Foods Matching Contributions as a percentage of Match-Eligible Contributions that were contributed to the Plan for the two years prior to the year in which the Change of Control occurs, or (b) 75 percent of each participant's Match-Eligible Contributions for each year during the Control Period.

4. Valuation of Participant Accounts:

A third-party recordkeeper retained by the Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust as follows:

Account	Source
Kraft Foods Match Account	Kraft Foods Matching Contributions
Tax-Deferred Contributions Account	Tax-deferred contributions
After-Tax Contributions Account	After-tax contributions
Rollover Account	Amounts transferred, directly or indirectly, from another plan qualified under Section 401(a) of the Code
QVEC Account	Qualified voluntary employee contributions made prior to January 1, 1987
Loan Account	Outstanding loans obtained from the Plan
Prior Plan Company Match Account	Employer contributions merged into the Plan from a prior plan
Prior Plan After-Tax Account	After-tax contributions merged into the Plan from a prior plan

Each business day the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1 and the third-party recordkeeper retained by the Committee determines the current fair value of each participant's share in the Trust with respect to their Accounts on the basis of their proportionate share in each investment fund. However, the fair value of each participant's share in the Trust may not be determined as of any business day if unforeseen circumstances makes such determination impractical or not in the best interest of Plan participants.

The following rules have been adopted by the Committee in connection with the valuation of the Altria Stock Fund and the Kraft Stock Fund. If trading in Altria Common Stock or Kraft Common Stock has been suspended on the New York Stock Exchange ("NYSE") on a trading day and not resumed before the end of the trading day, the Trustee will use the composite price of the respective Common Stock as listed in *The Wall Street Journal* on the next business day. In the event that trades need to be executed to meet current liquidity needs, the Trustee will use a weighted average sale price method for valuing the portion of participants' Plan Accounts transferred from the Altria Stock Fund or the Kraft Stock Fund if using the NYSE closing price or composite price of Altria Common Stock or Kraft Common Stock results in a value of the respective Stock Fund which is at least one-tenth of one percent (0.1%) more than the value using the weighted average sale price method. The weighted average sale price method uses the average of all of the prices for which Altria Common Stock or Kraft Common Stock is sold over one or more business days as determined by Deutsche Bank Securities, Inc.

5. Withdrawals and Distributions:

Participants may make in-service withdrawals against their Accounts under limited circumstances in accordance with the provisions outlined in the Plan. Effective December 15, 2001, each participant who has an investment in the Altria Stock Fund or the Kraft Stock Fund may elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Altria Common Stock or Kraft Common Stock, to receive the dividend payable with respect to those shares allocated to his or her Plan Accounts in cash (see Note 1).

Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan Accounts. Normally, distributions are made within two weeks after a distribution request is made.

In the event the Plan is terminated, distributions will be made in accordance with the then current value of participants' Plan Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

The loan program permits participants to borrow from their Accounts in accordance with the provisions outlined in the Plan.

A participant's Loan Account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the Loan Account and are added back to the participant's Plan Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's investment authorization in effect at the time of repayment.

7. Investments Held by the Trust:

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
Trust	93%	93%
Equity Index Fund	96%	95%
Interest Income Fund	94%	94%
U.S. Government Obligations Fund	95%	95%
Altria Stock Fund	89%	89%
Kraft Stock Fund	96%	94%
International Equity Fund	99%	100%
Balanced Fund	95%	94%
Growth Equity Fund	99%	99%
Euro Equity Fund	96%	98%
Participants' Loan Account	82%	88%

KRAFT FOODS THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

At December 31, 2002 and 2001, the financial position of the Trust was as follows (in thousands of dollars):

	2002	2001
Assets:		
Investments at fair value:		
Equity Index Fund:		
Equity Index Fund (cost $462,748 and $379,256)	$ 387,310	$ 574,437
Short-term temporary investments (cost approximates fair value)	2	-
Interest Income Fund:		
Investment contracts (at contract value) (cost approximates contract value)	763,047	682,906
Short-term temporary investments (cost approximates fair value)	45,226	48,531
U.S. Government Obligations Fund:		
Government securities (cost $154,843 and $100,155)	159,866	100,680
Short-term temporary investments (cost approximates fair value)	1,224	1,002
Altria Stock Fund:		
Common stock (cost $785,991 and $764,177)	972,122	1,182,132
Short-term temporary investments (cost approximates fair value)	27,974	34,091
Kraft Stock Fund:		
Class A common stock (cost $132,686 and $30,433)	134,156	30,350
Short-term temporary investments (cost approximates fair value)	4,068	2,433
International Equity Fund:		
International Equity Fund (cost $64,256 and $78,627)	51,517	64,906
Balanced Fund:		
Balanced Fund (cost $173,821 and $198,271)	131,624	171,264
Growth Equity Fund:		
Growth Equity Fund (cost $287,748 and $334,451)	193,831	258,409
Euro Equity Fund:		
Euro Equity Fund (cost $9,886 and $13,164)	9,464	10,897
Other investments:		
Participants' Loan Account:		
Loans to participants	51,416	45,518
Clearing Account	2,826	1,949
Total investments	2,935,673	3,209,505
Receivables:		
Interest income	5,836	5,408
Dividend income	15,969	15,138
Other receivables	4,374	4,721
Total assets	2,961,852	3,234,772
Liabilities:		
Other payables	3,943	4,662
Net assets	$2,957,909	$3,230,110

KRAFT FOODS THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

The changes in the Trust net assets for the years ended December 31, 2002 and 2001 were as follows (in thousands of dollars):

	2002	2001
Additions:		
Employer contributions	$ 43,158	$ 41,384
Employee contributions	119,427	114,398
Investment activities:		
Interest	51,808	49,958
Dividends	66,179	64,284
Interest on participant loans	3,196	3,302
	121,183	117,544
Net depreciation in fair value of investments	(308,743)	(169,817)
Net investment activities	(187,560)	(52,273)
Deductions:		
Distributions and withdrawals	(242,382)	(181,374)
General and administrative expenses	(4,844)	(3,522)
Transfer to Altria Corporate Services Deferred Profit-Sharing Master Trust	-	(27)
Transfer from Balance Bar Company	-	1,397
Decrease in Trust net assets	(272,201)	(80,017)
Net assets:		
Beginning of year	3,230,110	3,310,127
End of year	$2,957,909	$3,230,110

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 31, 2002 and 2001 was as follows (in thousands of dollars):

	2002	2001
Equity Index Fund	$ (121,204)	$ (82,870)
U.S. Government Obligations Fund	5,738	689
Altria Stock Fund	(119,886)	51,312
Kraft Stock Fund	5,619	(165)
International Equity Fund	(10,585)	(20,722)
Balanced Fund	(24,032)	(14,351)
Growth Equity Fund	(41,604)	(101,042)
Euro Equity Fund	(2,789)	(2,668)
Total Trust	$(308,743)	$(169,817)

Investments that represented five percent or more of Trust net assets at December 31, 2002 and 2001 were as follows (in thousands of dollars):

	2002	2001
Equity Index Fund	$387,310	$574,437
Interest Income Fund:		
Pyramid Mortgage-Backed Securities Fund	249,392	222,204
Altria Stock Fund:		
Common Stock	972,122	1,182,132
Growth Equity Fund	193,831	258,409
Balanced Fund		171,264

8. Transactions with Parties in Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

9. Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of December 15, 2001, continues to qualify under Section 401(a) of the Code, that the ESOP feature of the Plan is a stock bonus plan described in Sections 401(a) and 4975(e) of the Code and that the related Trust continues to be exempt from federal income taxes under Section 501(a) of the Code.

The Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on Kraft Foods Matching Contributions and tax-deferred contributions made on their behalf by Kraft Foods, on the making of a timely rollover contribution to the Trust, nor on earnings credited to their Plan Accounts until withdrawn or distributed.

10. Plan Termination:

The Board of Directors of Kraft Foods or the Committee has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Foods Matching Contributions to the Plan or terminate the Plan. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Foods Match Account.

11. Plan Transfer:

Effective January 1, 2001, all of the assets of the Balance Bar Company 401(k) Plan were transferred to the Plan in connection with the acquisition of Balance Bar Company by Kraft Foods in 2000.

12. Reconciliation of Plan's Financial Statements to Form 5500:

At December 31, 2002 and 2001, $1,519,000 and $473,000, respectively, were payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year-end, but not paid until the following year. As required, these amounts are recorded as liabilities on the Plan's Form 5500, but are not reflected as liabilities in the Plan's financial statements.

13. Subsequent Event:

Effective January 1, 2003, the Nabisco, Inc. Capital Investment Plan and the portion of the Nabisco, Inc. Employee Savings Plan attributable to non-union employees were merged into the Plan. As a result, the net assets of the Plan increased by approximately $822,000,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods North America, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KRAFT FOODS THRIFT PLAN
(Name of Plan)

By /s/ JILL YOUMAN

Jill Youman
Vice President, Human Resources, Benefits
Kraft Foods North America, Inc.

Date: June 13, 2003

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 33-1480, 33-17870, 33-37115, 33-38781 and 33-39162) of Altria Group, Inc. (formerly Philip Morris Companies Inc.) and in the Registration Statement on Form S-8 (File No. 333-71266) of Kraft Foods Inc. of our report dated May 23, 2003 relating to the financial statements of the Kraft Foods Thrift Plan, which appears in this Form 11-K.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 13, 2003

Exhibit 99

Exhibit 99

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the Kraft Foods Thrift Plan (the "Plan") on Form 11-K for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jill Youman, Plan Administrator of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By /s/ JILL YOUMAN

Jill Youman
Vice President, Human Resources, Benefits
Kraft Foods North America, Inc.

Date: June 13, 2003